UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR
For Period Ended:   September 30, 2023
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I -- REGISTRANT INFORMATION

Fisker Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1888 Rosecrans Avenue
Address of Principal Executive Office (Street and Number)

 Manhattan Beach, California 90266
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III -- NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Fisker Inc. (the “Company”) was unable, without unreasonable effort and expense, to complete the preparation of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Report”) by November 9, 2023.

As previously disclosed, the timing of the appointment of a new chief accounting officer effective November 6, 2023 and the departure of the former chief accounting officer effective October 27, 2023 delayed the completion of the Company's financial statements and related disclosures, and delayed the completion of the Company's quarterly assessment of the effectiveness of its disclosure controls and procedures.
In the course of completing the preparation of the Report, the Company determined that it has material weaknesses in the Company’s internal control over financial reporting. These material weaknesses will be discussed in the Report.

PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Dr. Geeta Gupta-Fisker	(833)	434-7537
(Name)	(Area Code)	(Telephone Number)
 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company furnished a Form 8-K on November 13, 2023 with the preliminary results for the quarter ended September 30, 2023. Refer to that Form 8-K for the preliminary, unaudited results, which are subject to change pending the completion of the Report.

Fisker Inc.
 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 13, 2023	By:	/s/ Geeta Gupta-Fisker
Dr. Geeta Gupta-Fisker Chief Financial Officer and Chief Operating Officer